UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)

Under the Securities Exchange Act of 1934

G Medical Innovations Holdings Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G39462141
(CUSIP Number)

Jonathan B. Rubini

P.O. Box 202845

Anchorage, Alaska 99520-2845

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G39462141	13D	Page 2 of 5 Pages

1.	Names of reporting persons Jonathan B. Rubini
2.	Check the appropriate box if a member of group (See Instructions)	(a) ☐
(b) ☐
3.	SEC use only

4.	Source of funds (See Instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	Citizenship or place of organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 73,853,666 (1)
	8.	Shared voting power 3,265(1)
	9.	Sole dispositive power 73,853,666 (1)
	10.	Shared dispositive power 3,265(1)

11.	Aggregate amount beneficially owned by each reporting person 73,856,931 (1)
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in row (11) 27.92%(2)
14.	Type of reporting person (See Instructions) IN

(1)	See Item 5.
(2)

Based on 264,416,987 Ordinary Shares issued and outstanding (including 14,034,252 Ordinary Shares issuable upon conversion of 14,034,252 Preferred Shares outstanding and excluding treasury shares) as of April 11, 2024 as reported by the Issuer to the Reporting Person.

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D initially filed by Jonathan B. Rubini (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on February 3, 2023, as amended on October 24, 2023 and February 7, 2024 (the “Statement”) with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of G Medical Innovations Holdings Ltd., a Cayman Islands exempted company (the “Issuer”). Capitalized terms not defined herein shall have their respective meanings in the Statement.

The following amends and supplements Items 3, 4, 5, 6 and 7 of the Statement.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

The Reporting Person purchased the Ordinary Shares described in Item 4 using his personal funds.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

On February 21, 2024, the Reporting Person exercised his right to acquire part of the 2023 Milestone Shares in accordance with the 2023 SPA and the Issuer issued to the Reporting Person 4,504,505 Ordinary Shares at a price of $0.0555 per share for an aggregate consideration of $250,000.

On February 22, 2024, the Issuer and the Reporting Person entered into a Promissory Note (the “Promissory Note”), pursuant to which the Reporting Person agreed to lend to the Issuer $350,000, subject to the terms and conditions set forth therein, including that the Reporting Person receives Ordinary Shares such that its ownership in the Issuer increases to 30%.

On April 11, 2024, the Issuer and the Reporting Person entered into an Amended and Restated Securities Purchase Agreement (the “Amended 2023 SPA”) that amended and restated the 2023 SPA, including by adding that if the conditions set forth in Section 2.3 of the Amended 2023 SPA (including the Milestone Condition) have not been satisfied until the Second Closing Deadline (as defined therein), the Reporting Person may require the Issuer to consummate the Second Closing and issue and sell (or cause the sale and delivery) of 59,720,140 Ordinary Shares (the “Additional Shares”) in consideration for $350,000 (the receipt of which was acknowledged by the Issuer). On April 11, 2024, the Issuer’s Chief Executive Officer executed a transfer deed for the transfer, for no consideration, of the Additional Shares to the Reporting Person in satisfaction of the Issuer’s obligation in the Amended 2023 SPA to issue (or cause the transfer of) the Additional Shares.

The Amended 2023 SPA also provided for the immediate termination of the Promissory Note.

The foregoing summary does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Amended 2023 SPA, which is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

The aggregate percentage of shares reported beneficially owned by the Reporting Person is based on 264,416,987 Ordinary Shares issued and outstanding (including 14,034,252 Ordinary Shares issuable upon conversion of 14,034,252 Preferred Shares outstanding and excluding treasury shares) as of April 11, 2024 as reported by the Issuer to the Reporting Person.

(a) The Reporting Person beneficially owns 73,856,931 Ordinary Shares of the Issuer, which constitute 27.92% of the outstanding Ordinary Shares of the Issuer. For the sake of clarity, such 73,856,931 Ordinary Shares (i) include the Ordinary Shares underlying the 2021 and 2022 Warrants and the Ordinary Shares held by Heartbuds, and (ii) exclude the Ordinary Shares underlying the Heartbuds Options.

(b) The Reporting Person has sole voting and dispositive power of 73,853,666 Ordinary Shares of the Issuer. The Reporting Person, by virtue of its affiliation with Heartbuds, may be deemed to beneficially own, and share the power to vote and dispose, of the 3,265 Ordinary Shares held by Heartbuds.

(c) Except as set forth herein, the Reporting Person has not effected any transactions in the Ordinary Shares in the 60 days preceding April 11, 2024.

(d), (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

Other than as described herein (including Item 4 above), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer (including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies).

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

99.6	Amended 2023 SPA

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2024

By:	/s/ Jonathan B. Rubini
Jonathan B. Rubini